UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2002

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Silver Standard Resources Inc. – News Release #02-04 dated February 25, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: March 4, 2002 By:

Linda J. Sue, Corporate Secretary

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

February 25, 2002
News Release 02-04

Trading Symbols
Nasdaq SmallCap: SSRI
CDNX: SSO

SILVER STANDARD PURCHASES BLACK HAWK'S INTEREST IN MANANTIAL ESPEJO, SELLS 50% INTEREST TO PAN AMERICAN SILVER

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report an agreement with Black Hawk Mining Inc. of Toronto, Ontario, whereby Silver Standard will purchase Black Hawk's remaining interest in the Manantial Espejo silver-gold project in Argentina for US$2.0 million in cash or common shares. Silver Standard presently holds a 10% direct interest in the project and an option to earn an additional 40% interest.

The company also reports a concurrent agreement to vend a 50% interest in Manantial Espejo to Pan American Silver Corp. of Vancouver, B.C. Pan American's consideration will be US$2.0 million in cash or common shares plus certain joint venture expenditures described below. Both agreements are subject to regulatory approvals and are expected to close on or before March 31, 2002.

Silver Standard and Pan American will enter into a joint venture agreement with costs shared equally from January 1, 2002. Silver Standard will continue as operator during the exploration phase. Pan American will be operator during feasibility and mine construction and the two companies will form a joint venture management committee on commencement of production. In recognition of Silver Standard's exploration work to date, Pan American will contribute the first US$3.0 million toward mine construction once a production decision is made. After those expenditures are made, further investments will be shared equally.

The agreement with Pan American brings a strong proven mine operator to Manantial Espejo and signals Pan American's confidence in both the project and Argentina. From Silver Standard's perspective, Pan American's participation frees up capital for other potential acquisitions and will enable Silver Standard to continue with aggressive exploration at its silver-dominant projects at Challacollo in Chile and San Marcial in Mexico.

Manantial Espejo is an advanced silver-gold project located in the province of Santa Cruz in southern Argentina approximately 60 miles (100 kilometers) west of AngloGold's Cerro Vanguardia high-grade gold-silver mine. Prior to a recently completed 5,000-metre diamond drilling program, Silver Standard and Black Hawk had reported the following resources:

MANANTIAL ESPEJO RESOURCE SUMMARY

Category	Tonnes (in millions)	Silver Grade (in grams/tonne)	Gold Grade (in grams/tonne)	Silver (in millions of oz.)	Gold (in millions of oz.)	Silver Equivalent* (in millions of oz.)
Measured and Indicated	4.39	263.8	4.51	37.2	0.637	72.3
Inferred	1.59	258.2	3.65	13.2	0.187	23.5

(*Silver-equivalent is based 55:1 silver: gold. Resource data provided by Silver Standard was reviewed by Pincock Allen & Holt, Stew Wallis, P.G., P.Geo., Qualified Person.)

Silver Standard is well-financed with a current cash position of $5.4 million and is completing drill programs at its Challacollo property in Chile and San Marcial in Mexico. The company's silver-dominant projects are located in Australia, Argentina, Chile, the United States and Mexico.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.